EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 and 2009
(Dollars in thousands)

	September 30,	September 30,
	2010	2009
	(Unaudited)
Earnings:
Net Income	$(57,708)	$685,695
Add:
Provision for income taxes	(23,731)	374,491
Fixed charges	1,164,655	1,052,619
Less:
Capitalized interest	(4,669)	(8,798)

Earnings as adjusted (A)	$1,078,547	$2,104,007

Fixed charges and preferred stock dividends:
Preferred dividend requirements	$440	$3,262
Ratio of income before provision for income taxes to net income	141%	155%

Preferred dividend factor on pretax basis	620	5,056

Fixed Charges:
Interest expense	1,157,533	1,041,357
Capitalized interest	4,669	8,798
Interest factors of rents	2,453	2,464
Fixed charges as adjusted (B)	1,164,655	1,052,619

Fixed charges and preferred stock dividends (C)	$1,165,275	$1,057,675

Ratio of earnings to fixed charges ((A) divided by (B))	— (a)	2.00	x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	—	1.99	x

(a)	In the nine months ended September 30, 2010, earnings were insufficient to cover fixed charges by $86.1 million due to non-cash impairment and lease related charges aggregating $891.3 million.